Exhibit 99.2

ParcelPal Closes Private Placement to Support Continued Growth

Vancouver, British Columbia – March 14, 2023 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTCQB:PTNYF) (CSE:PKG) (FSE:PT0A) is pleased to announce that it has completed a non-brokered private placement (the “Offering”) pursuant to which the Company raised approximately $406K CAD.

The Company issued and sold 20,944,640 units for aggregate proceeds of approximately $356,000 CAD, each unit consisting of one common share (each a “Share”) and one transferable common share purchase warrant (each a “Warrant”) exercisable for a period of two years following the closing of the Offering at $.05 per Share (each a “Warrant Share”). The Company also issued 4,273,504 units for aggregate proceeds $50,000 CAD, each unit consisting of one common Share and one-half of one transferable Warrant, exercisable for a period of two years following the closing of the Offering at $.05 per Warrant Share.

The use of proceeds from the Offering will be used for working capital and general corporate purposes, to acquire or invest in technologies, products or services that complement its business and increase shareholder value.

The Company paid an aggregate of $9,853 and issued an aggregate of 579,600 broker Warrants in connection with the closing of the Offering. Each broker warrant will entitle the holder to purchase one additional Share at a price of $0.05 per Share for a period of two years from closing of the Offering.

CEO Rich Wheeless commented: “This financing comes at an exciting time for the Company as we continue to see solid growth, as well as opportunities for near term investments in technologies that we believe will result in further growth, operating efficiencies and add shareholder value.  Additionally, we have been surpassing the Company milestones and believe this will continue through and beyond 2023.  Having additional capital while we continuously look at synergistic operational expansion and/or acquisition targets to help us expand is vitally important.  Lastly, I am also pleased with the recent improved operating performance and looking forward to working hard to continuing this trend.”

All securities issued in connection with the Offering will be subject to a statutory hold period of four months and one day from the date of issuance (under Canadian securities law), and six months and one day (under U.S securities law).

None of the securities issued in the Offering will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United
States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

The Company looks forward to providing additional material updates in the coming days and weeks.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, as well as in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTCQB – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A

Contact Information

Investor Contact

investors@parcelpal.com
T: (587) 883-9811

Company Contact

Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward Looking Information

This news release contains forward looking statements relating to the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed or on time due to, among other things, failure to agree to the terms set forth in the definitive documentation, withdrawal at any time by the target company, failure to receive, be satisfied with or complete delivery of satisfactory due diligence documents and information, failure to receive the approval of the CSE, if and as needed, and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the logistics industry, failure of ParcelPal to gain market acceptance of the transaction, and potential challenges related to expansion into a new country, or with the intellectual property utilized in ParcelPal and its acquisition target(s).  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  The risk of the discontinuation of business by third party customers of the acquired business(es) cannot be guaranteed, and is a business risk that is, in large measure,  out of the control of the Company.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.